Exhibit 99.13

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – August 10, 2011

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JEGI” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the three months ended June 30, 2011, and has been prepared with all information available up to and including August 10, 2011. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2011. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Just Energy’s date of transition to IFRS was April 1, 2010. All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com.

Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JEGI and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JEGI on a one for one basis. JEGI also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (collectively “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), and Hudson Energy Solar Corp.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in the Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com.

Key terms

“Attrition” means customers whose contracts were terminated early or cancelled by Just Energy due to delinquent accounts.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. JEEC assumed the obligations of the debentures as part of the UEG acquisition on July 1, 2009. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 21 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 21 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

Just Energy’s financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the corporate structure, management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Base EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Base EBITDA calculation.

Adjusted EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Financial highlights

For the three months ended June 30

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2012		Per unit/	Fiscal 2011
		Per share	share change		Per unit
Sales	$626,200	$4.46	0%	$609,684	$4.44
Gross margin	94,261	0.67	14%	80,355	0.59
Administrative expenses	28,284	0.20	(5)%	28,841	0.21
Finance costs	13,792	0.10	43%	9,937 [3]	0.07
Net income[1]	51,132	0.36	(82)%	270,789	1.97
Dividends/distributions	43,605	0.31	0%	42,070	0.31
Base EBITDA[2]	29,867	0.21	34%	21,798	0.16
Adjusted EBITDA[2]	37,431	0.27	23%	29,726	0.22
Payout ratio on Base EBITDA	146%			193%
Payout ratio on Adjusted EBITDA	116%			142%

[1]

Net income includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See discussion of non-GAAP financial measures on page 2.

[3]	Excludes distributions paid to holders of exchangeable shares prior to Conversion included as finance costs under IFRS.

International Financial Reporting Standards

Just Energy has adopted IFRS as the basis for reporting its financial results commencing with the interim financial statements for the three months ended June 30, 2011 and using April 1, 2010 as the transition date. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies. The adoption of IFRS did not change Just Energy’s business activities or actual cash flow; however, it has resulted in adjustments to its financial statements.

In order to allow the users of the financial statements to better understand the impact of the change to IFRS, the Company’s Canadian GAAP consolidated balance sheets at April 1, 2010, June 30, 2010 and March 31, 2011, the Company’s consolidated statements of earnings (loss) and comprehensive income (loss) for the three months ended June 30, 2010 and year ended March 31, 2011 have been reconciled to IFRS, with the resulting differences explained. These reconciliations are provided in Note 24 of the interim financial statements.

The following summarizes the significant financial effects on Just Energy’s consolidated financial statements resulting from the conversion to IFRS and summarizes the significant accounting policies adopted in preparing the IFRS consolidated financial statements:

IFRS 1: First-time adoption IFRS

The interim unaudited consolidated financial statements and notes for the three months ended June 30, 2011 contain the accounting policies adopted under IFRS as well as reconciliations of the impact on the consolidated financial statements on transition. IFRS 1 provides guidance for the initial adoption of IFRS and allows first-time adopters certain exemptions from the general requirements contained in IFRS. The following are the exemptions that are relevant to Just Energy and have been applied in preparation of its first financial statements under IFRS.

Business Combinations

IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, Business combinations, retrospectively to business combinations that occurred before the date of transition to IFRS. Just Energy has elected to apply IFRS to business acquisitions prospectively, from the date of transition.

Borrowing Costs

Just Energy has elected not to capitalize any borrowing costs on a retrospective basis for qualifying assets acquired prior to April 1, 2010, the date of transition to IFRS as it was determined to be not material.

Share-based payments

IFRS 1 states that a first-time adopter may elect not to apply IFRS 2, Share-based payments, retrospectively to equity instruments that were granted on or before November 7, 2002, or which are vested before the Company’s date of transition to IFRS.

Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. Just Energy has elected not to apply this exemption.

IFRS 2: Share-based payments

Just Energy amended its accounting policy related to the recognition and measurement of share based compensation to conform with IFRS. Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award with its own vesting period and grant date value. Just Energy assessed the impact of the recognition and measurement criteria under IFRS 2.

IAS 12: Income taxes

For the comparative nine month period ended December 31, 2010 when Just Energy operated under an income trust structure, deferred income taxes were originally measured at 27%. As a result of adopting IFRS, deferred income taxes were re-measured at the tax rate of approximately 46.4% applicable to undistributed profits. The deferred taxes were subsequently re-measured at the applicable corporate rates on January 1, 2011, the date Just Energy converted to a corporation.

As a result of additional financial liabilities existing under IFRS, as discussed below, there was an increase to Just Energy’s future tax assets as at April 1, 2010. Upon conversion to a corporation on January 1, 2011, this future tax asset has reversed as a result of the financial liability being settled for shares.

IAS 32: Financial Instruments: Presentation

As at Just Energy’s transition date, there were JEEC exchangeable shares, Class A preference shares of Just Energy Corp. (“JEC”) and unit-based awards outstanding that did not meet the definition of an equity instrument in accordance with IAS 32, and therefore, were classified as financial liabilities. These financial liabilities were recorded at redemption value at the transition date and subsequently adjusted to reflect the redemption value at each reporting date with the resulting change recorded as a change in fair value of derivative instruments. All distributions and dividends attributed to these financial liabilities were recorded as finance costs. As a result of the Conversion, the JEEC exchangeable shares and Class A preference shares of JEC were exchanged on a one-for-one basis into common shares of JEGI.

IAS 37: Provisions, contingent liabilities and contingent assets

Provisions are measured at the discounted present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability.

IAS 39: Financial instruments: Recognition and measurement

Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose the Company to changes in market prices of electricity and gas consumption. To reduce the exposure to movements in commodity prices arising from the acquisition of electricity and gas at floating rates, the Company routinely enters into derivative contracts. Under Canadian GAAP, all supply contracts are re-measured at fair value at each reporting date. The requirements for normal purchase and normal sale exemption (own-use exemption) are similar under Canadian GAAP and IFRS; however, several small differences exist. There is no specific guidance either in Canadian GAAP or IFRS with respect to eligibility of the own-use exemption of energy supply contracts entered into by energy retailers. The Company nevertheless concluded that the own-use exemption does not apply and the amounts will continue to be marked to market.

IAS 39 also requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Initial application of IAS 39 resulted in an opening balance sheet adjustment to reduce long-term debt on the date of transition. This adjustment was offset through opening retained earnings.

Acquisition of Hudson Energy Services, LLC

In May 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson, with an effective date of May 1, 2010.

The acquisition of Hudson was accounted for using the purchase method of accounting. The Company allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $24,003)	$88,696
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Property, plant and equipment	1,648
Software	911
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100

478,692

Current liabilities	(107,817)
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)

(223,219)

Total identifiable net assets acquired	255,473

Goodwill arising on acquisition	32,317

Total consideration	$287,790

Cash outflow on acquisition:
Cash paid	$287,790
Net cash acquired with the subsidiary	(24,003)
Holdback	(9,345)

Net cash outflow	$254,442

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered final and, as a result, no further adjustments will be made.

Operations

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan

In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California and Pennsylvania

In New York, Illinois, Indiana, Ohio, California and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreementsand renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

JustClean

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

Blend and Extend program

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of energy products of this division is primarily done door-to-door through 750 independent contractors, the Momentis network marketing operation and Internet-based and telephone marketing efforts. The total number of independent contractors declined during the quarter as a result of Just Energy’s decision to close or restructure sales offices that were not performing well. Since quarter end, a number of new offices were opened and management anticipates that the number of independent contractors will increase and, by the end of Q2, return to levels similar to the beginning of the fiscal year. Approximately 58% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 42% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than residential margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates which are lower than those of residential customers.

Home Services division

NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 235 independent contractors in Ontario. See page 15 for additional information.

Ethanol division

Just Energy owns and operates TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 16 for additional information on TGF.

Adjusted EBITDA

(thousands of dollars)

	Fiscal 2012		Fiscal 2011
		Per share		Per unit
Reconciliation to income statement
Profit attributable to shareholders of Just Energy	$51,132	$0.36	$273,409	$1.99
Add:
Finance costs	13,792		12,755
Provision for income tax expense	7,221		37,458
Capital tax	—		133
Amortization	37,419		33,590

EBITDA	$109,564	$0.78	$357,345	2.60
Subtract:
Change in fair value of derivative instruments	(79,697)		(335,547)

Base EBITDA	29,867	$0.21	21,798	$0.16
Add (subtract):
Selling and marketing expenses to add gross margin	10,131		9,381
Maintenance capital expenditures	(2,567)		(1,453)

Adjusted EBITDA	$37,431	$0.27	$29,726	$0.22

Adjusted EBITDA
Gross margin per financial statements	$94,261	$0.67	$80,355	$0.59
Add (subtract):
Administrative expenses	(28,284)		(28,841)
Selling and marketing expenses	(34,554)		(29,758)
Bad debt expense	(6,814)		(5,749)
Stock based compensation	(1,681)		(2,010)
Amortization included in cost of sales/selling and marketing expenses	6,774		4,498
Other income	165		3,303

Base EBITDA	29,867	$0.21	21,798	$0.16
Selling and marketing expenses to add gross margin	10,131		9,381
Maintenance capital expenditures	(2,567)		(1,453)

Adjusted EBITDA	$37,431	$0.27	$29,726	$0.22

Cash distributions/dividends

Distributions and dividends	$42,520		$39,592

Class A preference share distributions	—		1,632
Restricted share grants/unit appreciation rights and deferred share grant/deferred unit grant distributions	1,085		846

Total distributions/dividends	$43,605	$0.31	$42,070	$0.31

Adjusted fully diluted average number of units/shares outstanding[1]		140.4m		137.2m

[1]

The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m convertible debentures and $90m convertible debentures as both will be anti-dilutive by fiscal year-end.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed as management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance. For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. With the conversion from an income trust to a corporation effective January 1, 2011, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $37.4 million ($0.27 per share) in the first quarter of fiscal 2012, an increase of 23% per share/unit from $29.7 million ($0.22 per unit) in the prior comparable quarter. This increase is attributable to the 17% increase in gross margin, primarily attributable to the 9% increase in customer base year over year. The increase in gross margin was higher than the increase in customer base due to colder weather resulting in higher gas consumption therefore lower losses on sale of excess gas than that experienced in the prior comparative quarter and higher margin contribution from NHS and TGF.

Administrative expenses decreased by 2% to $28.3 million, despite the inclusion of a full quarter of expenses related to Hudson, as a result of synergies achieved since the Universal and Hudson acquisitions and lower per RCE costs to serve the growing commercial customer base. Selling and marketing expenses for the three months ended June 30, 2011 were $34.6 million, an increase from $29.8 million reported in the prior comparative quarter due to higher residual payments paid in the current quarter to Hudson commercial brokers. Bad debt expense increased by 18% to $6.8 million for the three months ended June 30, 2011 as a result of the 17% increase in revenues in markets where Just Energy bears the credit risk.

Dividends and distributions paid for the three months ended June 30, 2011 were $43.6 million, an increase of 4% from the prior comparative quarter as a result of the dividends paid to JEEC shareholders being only 66.67% of that which was paid to JEGI shareholders. The payout ratio on Base EBITDA was 146% for the three months ended June 30, 2011, versus 193% in the prior comparative quarter. For the three months ended June 30, 2011, the payout ratio on Adjusted EBITDA was 116%, versus 142% in the prior comparative quarter.

For further information on the changes in the gross margin, please refer to “Gas and electricity marketing” on page 11 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 17 and 18.

Future embedded gross margin

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)	As at June 30, 2011	As at March 31, 2011	June 11 vs. March 11 Variance	As at June 30, 2010	June 11 vs. June 10 Variance
Canada (CAD$)	$622.1	$632.6	(2)%	$757.5	(18)%
United States (US$)	$851.3	$835.6	2%	$698.5	22%
Total (CAD$)	$1,443.1	$1,442.8	—	$1,501.1	(4)%

Management’s estimate of the future contracted gross margin amounted to $1,443.1 million at as June 30, 2011, effectively unchanged during the quarter. The future embedded gross margin for Canada decreased by 2% from $632.6 million at March 31, 2011 to $622.1 million at June 30, 2011. The embedded margins in Canada declined over the three months due to a challenging price environment for renewals and new customer additions. This decline was offset by the 2% growth in U.S future embedded gross margin from $835.6 million to $851.3 million. The decline in the U.S. dollar versus the Canadian dollar in the quarter resulted in a further $4.3 million decline in total future embedded gross margin. The growth in embedded margins is less than Just Energy’s growth in customer base because commercial customers, which make up a growing percentage of new additions, have lower margins and shorter contract terms than residential customers. This is offset by lower customer aggregation cost and lower annual customer servicing cost.

Total future embedded gross margin decreased by 4% from $1,501.1 million in the past year. Canadian future embedded gross margin decreased by 18% due to the challenging price environment while the U.S future embedded gross margin increased by 22% due to strong customer additions.

Summary of quarterly results

(thousands of dollars, except per unit/share amounts)

	Fiscal 2012 Q1	Fiscal 2011 Q4	Fiscal 2011 Q3	Fiscal 2011 Q2
Sales	$626,200	$941,334	$744,296	$657,878
Gross margin	94,261	172,599	132,084	96,719
Administrative expenses	28,284	28,367	26,299	25,963
Finance costs	13,792	13,646	15,679 [2]	12,823 [2]
Net income (loss)	51,132	(8,454)	216,833	(110,839)
Net income (loss) per unit/share – basic	0.37	(0.10)	1.72	(0.97)
Net income (loss) per unit/share – diluted	0.35	(0.10)	1.40	(0.97)
Dividends/distributions paid	43,605	43,208	42,450	42,276
Base EBITDA	29,867	106,991	67,266	22,116
Adjusted EBITDA	37,431	112,640	75,244	28,174
Payout ratio on Base EBITDA	146%	40%	63%	191%
Payout ratio on Adjusted EBITDA	116%	38%	56%	150%

	Fiscal 2011 Q1	Fiscal 2010 Q4[1]	Fiscal 2010 Q3[1]	Fiscal 2010 Q2[1]
Sales	$609,684	$838,596	$629,966	$434,659
Gross margin	80,355	155,815	111,947	81,496
Administrative expenses	28,841	22,405	24,767	25,634
Finance costs	9,937 [2]	5,565	5,143	4,946
Net income (loss)	270,789	(79,211)	97,390	110,690
Net income (loss) per unit – basic	2.19	(0.59)	0.73	0.83
Net income (loss) per unit – diluted	1.78	(0.59)	0.73	0.82
Distributions paid	42,070	68,161 [3]	41,248	40,801
Base EBITDA	21,798	107,036	58,543	27,023
Adjusted EBITDA	29,726	108,962	60,564	36,600
Payout ratio on Base EBITDA	193%	64%	70%	151%
Payout ratio on Adjusted EBITDA	142%	63%	68%	111%

[1]	Quarterly information prepared using Canadian GAAP as prior to IFRS transition date.

[2]	Excludes distributions paid to holders of exchangeable shares prior to Conversion included as finance costs under IFRS.

[3]	Includes special distribution of $26.7 million paid in January 2010.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base and Adjusted EBITDA and lower payout ratios in the third and fourth quarters, and lower Base and Adjusted EBITDA and higher payout ratios in the first and second quarters.

Analysis of the first quarter

The 3% increase in sales compared to the prior comparable quarter is attributable primarily to the increase in sales for NHS and TGF as the increase in flowing gas and electricity customers was offset by lower product price points on new business. Gross margin increased by 17% quarter over quarter due to a 9% increase in customer base, higher consumption per customer and lower losses on sale of excess gas than that experienced in the prior comparative quarter. Improved sales and gross margin from NHS and TGF was also a significant contributor to the growth quarter over quarter.

Net income for the three months ended June 30, 2011 was $51.1 million, representing earnings per share of $0.37 and $0.35 on a basic and diluted basis, respectively. For the prior comparative quarter, net income was $270.8 million, representing $2.19 and $1.78 on a basic and diluted per unit basis, respectively. The change in fair value of derivative instruments was a gain of $79.7 million for the current quarter, in comparison with a gain of $335.5 million in the first quarter of the prior fiscal year. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at future fixed prices, minimizing any realizable impact of mark to market gains and losses.

Adjusted EBITDA increased by 26% to $37.4 million for the three months ended June 30, 2011. This increase is attributable to the 17% increase in gross margin and lower administrative costs, offset by the increase in selling and marketing and bad debt expenses. Base EBITDA (after all selling and marketing costs) increased by 37% per share to $29.9 million for the three months ended June 30, 2011, up from $21.8 million in the prior comparable quarter.

Dividends/distributions paid were $43.6 million, a 4% increase from $42.1 million paid in the prior comparative quarter. The increase is due to the increase in outstanding shares as the annual dividend/distribution rate was unchanged at $1.24 per year. In the prior year, JEEC exchangeable shares were paid dividends equal to 66.67% of the Fund’s distributions. These shares have now been exchanged for JEGI common shares and receive the $1.24 annual dividends. Payout ratio on Adjusted EBITDA was 116% for the three months ended June 30, 2011, compared with 142% in the prior comparable quarter.

Gas and electricity marketing

For the three months ended June 30

(thousands of dollars)

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000
	Fiscal 2012			Fiscal 2011
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$123,278	$79,172	$202,450	$129,715	$73,048	$202,763
Electricity	120,049	265,298	385,347	160,629	224,914	385,543

	$243,327	$344,470	$587,797	$290,344	$297,962	$588,306

Increase (decrease)	(16)%	16%	—

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000
Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$16,847	$8,258	$25,105	$12,131	$5,284	$17,415
Electricity	18,470	41,547	60,017	25,996	36,770	62,766

	$35,317	$49,805	$85,122	$38,127	$42,054	$80,181

Increase (decrease)	(7)%	18%	6%

Sales for the three months ended June 30, 2011 were $587.8 million, in line with the prior comparative quarter. Gross margins were $85.1 million for the quarter, up 6% from $80.2 million earned during the three months ended June 30, 2010. Sales growth was flat due to lower price points on recently signed contracts. The 6% margin increase was less than the 9% year over year increase in customers due to the increase in the number of commercial and variable rate customers in the past year, which are replacing higher-margin customers lost through attrition and failure to renew.

Canada

Sales were $243.3 million for the three months ended June 30, 2011, down 16% from $290.3 million in the prior comparable quarter. Gross margins were $35.3 million in the first quarter, a decrease of 7% from $38.1 million in the prior comparable period.

Gas

Canadian gas sales were $123.3 million, a decrease of 5% from $129.7 million in the three months ended June 30, 2010. The Canadian gas customer base declined by 11% year over year. Temperatures were 5% colder during the current quarter in comparison with the prior comparable quarter and resulted in higher consumption and margin per customer. Gross margin totalled $16.8 million, up 39% from the prior comparative quarter despite the customer decline. Customer consumption was far higher due to relatively colder weather. The prior comparable quarter results also had significant losses on the sale of excess gas at low spot prices from the warm winter experienced in fiscal 2010.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the rolling 12-months ended June 30, 2011, amounted to $165/RCE compared to $180/RCE for the prior comparable quarter. GM/RCE has been restated for the prior comparable quarter to remove the seasonal adjustment from gross margin and is now calculated on a rolling 12-month basis. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $120.0 million for the three months ended June 30, 2011, a decrease of 25% from the prior comparable quarter due to a 7% decline in RCEs as well as recent product offerings being at lower prices in order to remain competitive in the current market. Gross margin decreased by 29% quarter over quarter to $18.5 million versus $26.0 million in the prior three-month period. The decrease was also a result of expiring higher margin customers being replaced with new lower margin customers due to competitive pressures from low utility prices in Ontario.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12-months ended June 30, 2011, amounted to $121/RCE, a decrease from $148/RCE in the prior comparative period due to the cumulative effect of new lower margin contracts necessary to compete against the very low utility price in the Ontario market. JustGreen sales had a positive impact on margins per customer but this was more than offset by pricing required to compete against the regulated utility floating rate in Ontario. In addition, commercial customers added during the three months generate lower margins than the previous predominantly residential customer base. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the first quarter of fiscal 2012 were $344.5 million, an increase of 16% from $298.0 million in the three months ended June 30, 2010. Gross margin was $49.8 million, up 18% from $42.1 million in the prior comparable period.

Gas

For the three months ended June 30, 2011, gas sales and gross margin in the U.S. totalled $79.2 million and $8.3 million, respectively, versus $73.0 million and $5.3 million, respectively, in the prior comparable quarter. The sales increase of 8% was due to increased consumption quarter over quarter.

Gross margin increased by 18% quarter over quarter despite the number of long-term customers remaining relatively flat year over year. In the prior comparable quarter, the U.S gas markets experienced a sharp decline in consumption due the record warm winter of 2009/2010 and high third party losses on the sale of the excess gas.

Average realized gross margin after all balancing costs for the rolling 12 months ended June 30, 2011, was $140/RCE, a decrease from $191/RCE. This is due to the inclusion of lower margin commercial customers offsetting the lower losses on sale of excess gas. GM/RCE has been restated for the prior comparable quarter to remove the seasonal adjustment from gross margin and is now calculated on a rolling 12-month basis. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity sales and gross margin for the three months ended June 30, 2011 were $265.3 million and $41.5 million, respectively, versus $224.9 million and $36.8 million, in the first quarter of fiscal 2011. Sales increased 18% due to a 40% increase in long-term customers year over year, attributable to the strong marketing growth. Sales increased by more than gross margin due to the lower margins on largely commercial customers added. Gross margins were up 13% over the prior comparable period.

Average gross margin per customer for electricity during the current quarter decreased to $138/RCE, compared to $205/RCE in the prior comparable quarter, as a result of lower margins per RCE for commercial customers added. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

Customer aggregation

Long-term customers

	April 1, 2011	Additions	Attrition	Failed to renew	June 30, 2011	% increase (decrease)
Natural gas
Canada	656,000	15,000	(15,000)	(21,000)	635,000	(3)%
United States	574,000	27,000	(29,000)	(5,000)	567,000	(1)%

Total gas	1,230,000	42,000	(44,000)	(26,000)	1,202,000	(2)%

Electricity
Canada	736,000	19,000	(20,000)	(31,000)	704,000	(4)%
United States	1,348,000	166,000	(42,000)	(20,000)	1,452,000	8%

Total electricity	2,084,000	185,000	(62,000)	(51,000)	2,156,000	3%

Combined	3,314,000	227,000	(106,000)	(77,000)	3,358,000	1%

Gross customer additions for the quarter were 227,000, down 13% from the 261,000 customers added through marketing in the prior comparable quarter. Net additions were 44,000 for the quarter, resulting in a 1% growth in the customer base for the first quarter.

Consumer customer additions amounted to 79,000, a 9% decrease from the 87,000 customer additions in the prior comparable quarter. Consumer customer additions were lower than expected in the quarter. The number of independent contractors decreased throughout the quarter due to the closure of sales offices that were underperforming. Management is optimistic that Consumer customer additions will increase in future quarters as new sales offices have opened and the number of independent contractors is expected to increase accordingly. In addition, further sales channel diversification is underway through network, telephone and Internet-based marketing efforts.

Commercial additions were 148,000 for the quarter, a 15% decrease from the additions recorded in the first quarter of fiscal 2011. Commercial additions, which consists of customers representing 15 RCEs or higher, will fluctuate quarterly depending on the size of customers signed. During the first quarter of the prior fiscal year, commercial additions were at a record high partially due to a single large 70,000 RCE customer being signed, whereas no customer of comparable size was signed during the current quarter. Over the past 12-month period, commercial customer additions have averaged 136,000 RCEs per quarter.

Total gas customers excluding acquired customers decreased by 2% during the last three months, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. This continues to impact new customer additions and renewals. To respond, profitable new variable rate contracts are being sold while spot market prices remain stable.

Total electricity customers were up 3% during the quarter, with a strong 8% growth in the U.S. markets and a 4% decrease in customers in the Canadian markets. The Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JustGreen and JustClean

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2010, through December 31, 2010, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy is a participant in over 25 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 32% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 91% of their consumption as green supply. Overall, JustGreen supply now makes up 9% of the overall gas portfolio, up from 3% a year ago. JustGreen supply makes up 10% of the electricity portfolio, up from 6% as at June 30, 2010.

In addition, JustClean products are being offered in Ontario and Florida. JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation.

Attrition

	Trailing 12-month attrition - June 30, 2011	Trailing 12-month attrition - June 30, 2010
Natural gas
Canada	10%	11%
United States	21%	28%

Electricity
Canada	10%	13%
United States	15%	14%

The past year saw an improvement in attrition rates across all markets with the exception of a slight increase in U.S. electricity attrition rates from 14% to 15%. The primary contributing factor is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and eventual renewal of the customer will benefit from this pricing. In addition, improved economic conditions and diligent credit reviews have resulted in lower attrition rates in Canada and U.S gas markets.

Natural gas

The annual natural gas attrition in Canada was 10% for the trailing 12-months, slightly lower than the attrition rate reported in the prior comparable quarter. In the U.S., annual gas attrition was 21%, a decrease from 28% experienced a year prior due to new product offerings and greater economic stability within the U.S customer base.

Electricity

The annual electricity attrition rate in Canada was 10%, slightly lower than the 13% reported in the prior comparable quarter. Electricity attrition in the U.S. was 15% for the trailing 12-months, in line with management’s ongoing expectations.

Failed to renew

	Trailing 12-month renewals - June 30, 2011	Trailing 12-month renewals - June 30, 2010
Natural gas
Canada	67%	62%
United States	72%	69%

Electricity
Canada	62%	70%
United States	67%	83%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional four or five years. Management’s targeted renewal rates are to be in the range of 70% overall, assuming commodity price volatility remains low. The combined renewal rate for all gas and electricity markets was 66% for the trailing 12-month period.

Natural gas

The current trailing annual renewal rate for all Canadian gas customers was 67%, an increase from the prior comparable quarter’s trailing 12-month renewal rate of 62%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customer renewals during quarter, 30% were renewed for a one-year term. The Canadian gas market continues to be challenged in renewals largely due to the current high spread between the Just Energy five-year price and the utility spot price. The long period of stable low gas prices has reduced customer interest in renewing at higher fixed prices. Management will continue to focus on increasing renewals, and should a return to rising market pricing occur, this would likely result in an improvement in Canadian gas renewal rates, closer to target levels. Also, Just Energy has introduced some enhanced variable-price offerings and products like JustGreen and JustClean to improve renewal rates.

In the U.S. markets, Just Energy had primarily Illinois and New York gas customers up for renewal. Gas renewals for the U.S. were 72%.

Electricity

The electricity renewal rate for Canadian customers was 62% for the trailing 12 months. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity but, due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers have been reluctant to again lock into fixed-priced products. Just Energy has introduced some enhanced variable-price electricity offerings and JustClean to improve renewal rates.

During the three months ended June 30, 2011, Just Energy had Texas, Illinois and New York electricity customers up for renewal. The electricity renewal rate was 67%, with strong renewals in Texas being offset by Illinois and New York. In each of these markets, our green products are being developed for renewing customers, which should strengthen the profitability and the proclivity to renew.

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

	Canada – gas	Canada - electricity	U.S. - gas	U.S. - electricity
2012	20%	22%	33%	31%
2013	29%	32%	21%	11%
2014	18%	16%	10%	13%
2015	15%	9%	13%	20%
Beyond 2015	18%	21%	23%	25%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on blend and extend offers, some renewals scheduled for 2012 and 2013 will move to 2015 and beyond.

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewed were lower than the margins of customers lost through attrition or failure to renew due to the competitive price environment. However, JustGreen is being aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. Sales of the JustGreen products remained very strong, with approximately 32% of all residential customers added in the past 12-months taking some or all green energy supply. Customers that have purchased the JustGreen product elected, on average, to take 91% of their consumption in green supply. For large commercial customers, the average gross margin for new customers added was $84/RCE. The aggregation cost of these customers is commensurately lower per RCE than a residential customer.

Annual gross margin per customer[1]	Q1 fiscal 2012	Number of customers
Residential and small commercial customers added in the quarter
— Canada—gas	$136	11,000
— Canada—electricity	135	13,000
— United States—gas	186	22,000
— United States—electricity	160	33,000
Average annual margin	160
Residential and small commercial customers renewed in the quarter
— Canada—gas	$136	19,000
— Canada—electricity	104	18,000
— United States—gas	206	5,000
— United States—electricity	161	5,000
Average annual margin	134
Residential and small commercial customers lost in the quarter
— Canada—gas	$192	26,000
— Canada—electricity	148	39,000
— United States—gas	212	29,000
— United States—electricity	226	12,000
Average annual margin	185
Large commercial customers added in the quarter	$84	148,000
Large commercial customers lost in the quarter	$126	78,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS had continued strong customer growth and with installations for the quarter amounting to 13,000 water heaters, air conditioners and furnaces, a 25% increase from 10,400 units installed in the prior comparable quarter. As of June 30, 2011, the cumulative installed customer base was 131,600 units, an increase of 50% from one year prior. Management is confident that NHS will continue to contribute to the long-term profitability of Just Energy. NHS currently markets through approximately 235 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the HTC agreements, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to June 30, 2011, was $113.1 million.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

Selected financial information

For the three months ended June 30

(thousands of dollars, except where indicated)

	Fiscal 2012	Fiscal 2011
Sales per financial statements	$7,807	$4,441
Cost of sales	1,575	1,609

Gross margin	6,232	2,832

Selling and marketing expenses	1,300	814
Administrative expenses	2,763	2,885
Finance costs	2,151	1,341

Capital expenditures	9,526	8,154
Amortization	437	521
Total number of water heaters, furnaces and air conditioners installed	131,600	88,000

Results of operations

For the three months ended June 30, 2011, NHS had sales of $7.8 million for the quarter, up 76% from $4.4 million reported for the first quarter of fiscal 2011. Gross margin amounted to $6.2 million for the three months ended June 30, 2011, up 120% from $2.8 million reported in the comparable period. The cost of sales for the three months ended June 30, 2011 was $1.6 million, of which $1.5 million represents the non-cash amortization of the installed water heaters for the customer contracts signed to date. Selling and marketing expenses for the three months ended June 30, 2011 were $1.3 million, a 60% increase from the prior comparable quarter and includes the amortization of commission costs paid to the independent agents, sales-related automotive fleet costs, advertising and promotion, and telecom and office supplies expenses. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $2.8 million for the three months ended June 30, 2011, consistent with the prior comparable quarter.

Finance costs amounted to $2.2 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $9.5 million for the three months ended June 30, 2011.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

Ethanol division (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the three months ended June 30, 2011, the plant achieved an average production capacity of 67%, an increase from average production capacity of 62% in the prior comparative period. In the first quarter of fiscal 2012, the plant completed scheduled maintenance, resulting in production downtime and also experienced wheat shortages requiring production slowdowns as a result of unusually wet conditions in Saskatchewan.

Ethanol prices were, on average, $0.68 per litre for the three months and wheat prices averaged $216 per metric tonne for the three months. For the prior comparable quarter, ethanol prices averaged $0.57 per litre and wheat prices were $168 per metric tonne. As at June 30, 2011, ethanol was priced at $0.67 per litre. The Ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay dividends.

Selected financial information

For the three months ended June 30

(thousands of dollars, except where indicated)

	Fiscal 2012	Fiscal 2011
Sales per financial statements	$30,192	$16,806
Cost of sales	27,647	19,594

Gross margin	2,545	(2,788)

Administrative expenses	2,672	2,467
Finance costs	1,687	1,707

Capital expenditures	27	114
Amortization	298	296

Results of operations

For the first quarter of fiscal 2012, TGF had sales of $30.2 million, an 80% increase from $16.8 million in the prior comparable quarter. Cost of sales amounted to $27.6 million, an increase of 41% from $19.6 million in the three months ended June 30, 2010. During the quarter, the plant produced 25.2 million litres of ethanol and 23,869 metric tonnes of DDG, an increase of 9% from the production in the prior comparable quarter. For the three months ended June 30, 2011, TGF incurred $2.7 million in administrative expenses and $1.7 million in finance costs.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement signed on February 17, 2009, as amended from time to time, based on the volume of ethanol produced. The subsidy is $0.08 per litre for fiscal 2012. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Overall consolidated results – Just Energy

Administrative expenses

Administrative costs were $28.3 million for the three months ended June 30, 2011, representing a 2% decrease from $28.8 million in the first quarter of the prior fiscal year.

For the three months ended June 30	Fiscal 2012	Fiscal 2011	% Increase
Energy marketing	$22,849	$23,489	(3)%
NHS	2,763	2,885	(4)%
TGF	2,672	2,467	8%

Total administrative expenses	$28,284	$28,841	(2)%

Energy marketing administrative costs were $22.8 million in the first quarter of fiscal 2012, a decrease of 4% from $23.5 million for the three months ended June 30, 2010. This decrease is primarily related to lower operating costs associated with servicing commercial customers. During the past year, the majority of the customer additions have been from the Commercial division whereas the majority of the customers lost through attrition and failure to renew have been customers signed by the Consumer division.

Selling and marketing expenses

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as sales-related corporate costs, were $34.6 million, an increase of 16% from $29.8 million in the first quarter of fiscal 2011. New customers signed by our sales force were 227,000 during the first quarter of fiscal 2012, down 13% compared to 261,000 customers added through our sales offices in the prior comparable quarter. The Hudson acquisition was effective May 1, 2010 and therefore, the prior comparable quarter included only two months of Hudson-related expenses. The marketing expenses relating to Hudson include residual payments on commercial broker customers, which increased quarter over quarter along with the amortization expense included.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 60% are commercial broker customers and approximately 60% of these commercial brokers are being paid recurring residual payments.

During the three months ended June 30, 2011, $3.1 million in commission-related expenses were capitalized to contract initiation costs. Of the capitalized commissions, $0.6 million represents commissions paid to maintain gross margin and therefore, is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Selling and marketing expenses to maintain gross margin were $20.6 million for the three months ended June 30, 2011, an increase of 12% from $18.3 million in the first quarter of fiscal 2011.

Selling and marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new customers during the period. Selling and marketing expenses to add new gross margin in the three months ended June 30, 2011, totalled $10.1 million, an 8% increase from $9.4 million in the first quarter of fiscal 2011.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson and NHS. For the three months ended June 30, 2011, the amortization amounted to $3.9 million, an increase of 85% from $2.1 million reported in the prior comparable quarter due to inclusion of three months of amortization versus two months in the first quarter of fiscal 2011.

The actual aggregation costs per customer for the three months ended June 30, 2011, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$283/RCE	$173/RCE	$66/RCE
United States	$206/RCE	$138/RCE	$36/RCE

Electricity
Canada	$208/RCE	$168/RCE	$48/RCE
United States	$201/RCE	$80/RCE	$34/RCE

Total aggregation costs	$215/RCE	$137/RCE	$35/RCE

The actual aggregation per customer added for all energy marketing for the three months ended June 30, 2011, was $107. The $35 average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $35 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $63 (1.8 X $35) to the quarter’s $35 average aggregation cost for commercial broker customers reported above.

For the prior comparable three months, aggregation costs per customer (both consumer and commercial combined) in the Canadian and U.S. gas markets were $158/RCE and $75/RCE, respectively, with a combined cost of $84/RCE. In the Canadian and U.S. electricity markets, the aggregation costs per customer amounted to $124/RCE and $118/RCE, respectively, with the combined cost amounting to $95/RCE.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, California and Massachusetts, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the three months ended June 30, 2011, Just Energy was exposed to the risk of bad debt on approximately 40% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended June 30, 2011 was $6.8 million, up 18% from $5.7 million expensed for the three months ended June 30, 2010. The bad debt expense increase was entirely related to the 17% increase in total revenues for the current three-month period to $242.5 million, in the markets where Just Energy assumes the risk for accounts receivable collections. These markets also now include incremental commercial customers. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the three months ended June 30, 2011, the bad debt expense of $6.8 million represents approximately 2.8% of revenue, the same percentage as the prior comparable quarter.

Management expects that bad debt expense will remain in the range of 2% to 3% for the fiscal year assuming that the housing market in the U.S. continues to show signs of improvement. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Finance costs

Total finance costs for the three months ended June 30, 2011, amounted to $13.8 million, an 8% increase from $12.8 million in the first quarter of fiscal 2011. The increase in costs primarily relates to the interest expense for the $330m convertible debentures associated with the Hudson acquisition against the prior comparable quarter which included only two months of expense, as well as higher finance costs associated with the growing NHS financing.

In the prior comparable quarter, $2.8 million of dividend payments made to holders of Just Energy Exchange Corp.’s shares were classified as finance costs under IFRS.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2011, a foreign exchange unrealized gain of $5.6 million was reported in other comprehensive income (loss) versus a $14.9 million gain reported in the prior fiscal year.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

Provision for income tax

For the three months ended June 30

(thousands of dollars)

	Fiscal 2012	Fiscal 2011
Current income tax recovery	$(2,238)	$(1,002)
Future tax expense	9,459	38,460

Provision for income tax	$7,221	$37,458

Just Energy recorded a current income tax recovery of $2.2 million for the three months versus $1.0 million of recovery in the same period of fiscal 2011. The change is mainly attributable to higher US income tax recovery generated by operating losses incurred by the U.S. entities in this quarter.

During the first three months of this fiscal year, the mark to market losses from financial instruments further declined as a result of a change in fair value of these derivative instruments during this period and, as a result, a deferred tax expense of $9.5 million has been recorded for this three-month period. During the same period of fiscal 2011, a deferred tax expense of 30.3 million was recorded, which is a combined result of a significant decline in mark to market losses from financial instruments during that period and additional deferred taxes arising from adopting IFRS.

After the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 28% after the Conversion.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources

Summary of cash flows

For the three months ended June 30

(thousands of dollars)

	Fiscal 2012	Fiscal 2011
Operating activities	$15,694	$22,876
Investing activities	(22,538)	(263,586)
Financing activities, excluding distributions/dividends	19,174	299,428
Effect of foreign currency translation	342	4,701

Increase in cash before distributions/dividends	12,672	63,419
Distributions/dividends (cash payments)	(34,897)	(33,243)

Increase (decrease) in cash	(22,225)	30,176
Cash – beginning of period	98,466	78,782

Cash – end of period	$76,241	$108,958

Operating activities

Cash flow from operating activities for the three months ended June 30, 2011, was $31.1 million, a 6% increase from $29.4 million in the prior comparative quarter. The increase is a result of the increase in gross margin.

Investing activities

Just Energy purchased capital assets totalling $11.6 million during the first quarter of the fiscal year, a 21% increase from $9.6 million in the first quarter of the prior fiscal year. Just Energy’s capital spending related primarily to the home services business and costs related to purchases of office equipment and IT software. Contract initiation costs relating to Hudson and NHS amounted to $6.9 million for the three months ended June 30, 2011, an increase over $3.7 million recorded in the prior comparable quarter due to the inclusion of three months of activity for Hudson and increased commissions paid by NHS on water heater and HVAC installations.

Financing activities

Financing activities, excluding distributions/dividends, relates primarily to the issuance and repayment of long-term debt. Long-term debt issued during the three months ended June 30, 2011 was $68.9 million with repayments for the same period amounting to $53.7 million, resulting in a net increase in long-term debt of $15.2 million. The net increase is primarily related to the credit facility and NHS financing. In the prior comparable quarter, $349.2 million was issued in long-term debt, primarily relating to the Hudson acquisition, while $49.4 million was repaid.

As of June 30, 2011, Just Energy had a credit facility of $350 million. In connection with the Conversion on January 1, 2011, Just Energy increased its credit facility with the term of the facility expiring on December 31, 2013. The syndicate of lenders now includes the Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto-Dominion Bank and Alberta Treasury Branches.

As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions/dividends (Cash payments)

During the three months ended June 30, 2011, Just Energy made cash distributions/dividends to its shareholders and holders of restricted share grants or deferred share grants in the amount of $34.9 million, compared to $33.2 million in the prior comparable period.

Just Energy maintains its annual dividend rate at $1.24 per share, the same rate that was previously paid for distributions. Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. For the three months ended June 30, 2011, $8.7 million of the dividends were paid in shares under the DRIP.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen and JustClean products, Solar and Home Services division, and also to make accretive acquisitions of customers as well as dividends to its shareholders.

At the end of the quarter, the annual rate for dividends per share was $1.24. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

Balance sheet as at June 30, 2011, compared to March 31, 2011

Cash decreased from $98.5 million as at March 31, 2011, to $76.2 million. The utilization of the credit facility increased from $53.0 million to $63.0 million as a result of normal seasonal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

As at June 30, 2011, accounts receivable and unbilled revenue amounted to $256.7 million and $103.5 million, respectively, compared to three months earlier when the accounts receivable and unbilled revenue amounted to $281.7 million and $112.1 million, respectively. Accounts payable and accrued liabilities have decreased from $275.5 million to $252.5 million in the past three months. Both decreases in accounts receivable and payable are related to the seasonality of energy marketing, with consumption being higher during January through March as opposed to April through June.

As at June 30, 2011, Just Energy had delivered less gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in accrued gas receivable and payable balances of $4.4 million and $10.4 million, respectively. At March 31, 2011, Just Energy had accrued gas receivable and payable amounting to $26.5 million and $19.4 million, respectively. In addition, gas in storage increased from $6.1 million as at March 31, 2011 to $26.7 million as at June 30, 2011 due to the seasonality of the customer gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. The total intangible asset balance decreased to $574.1 million, from $640.5 million as at March 31, 2011, primarily as a result of amortization.

Long-term debt (excluding the current portion) has increased from $454.5 million to $509.2 million in the three months ended June 30, 2011, and is detailed below.

Long-term debt and financing

(thousands of dollars)

	As at June 30	As at March 31
	Fiscal 2012	Fiscal 2011
Just Energy credit facility	$63,000	$53,000
less: debt issue costs	(1,772)	(1,965)
TGF credit facility	35,521	36,680
TGF debentures	36,002	37,001
NHS financing	113,109	105,716
$90m convertible debentures	85,046	84,706
$330m convertible debentures	287,762	286,439

Just Energy credit facility

Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Alberta Treasury Branches and Toronto Dominion Bank. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%, prime rate advances at rates of interest that vary between bank prime plus 2.25% and 2.75%, and letters of credit at rates that vary between 3.25% and 3.75%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2011 and 2010, all of these covenants had been met.

TGF credit facility

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 3%, with principal repayments commencing on March 1, 2010. The facility was further revised on June 30, 2010, postponing the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF, all of which have no recourse to the Company or any other Just Energy entity. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition the interest rate was increased to 12% and quarterly blended principal and interest payments of $1.1 million were established. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants, which are more favourable than the original covenants, will be measured annually beginning with the fiscal 2012 year end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity.

NHS financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater and HVAC contracts in the Enbridge Gas distribution territory. In July, 2010, the financing arrangement was expanded to the Union Gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years, respectively. Under the agreement, up to one third of rental agreements may be financed for each of the seven- or ten-year terms. As at June 30, 2011, the average term of the HTC funding was 5.5 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of covenants under the agreement and, as at June 30, 2011, all of these covenants have been met.

$90m convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on June 30 and September 30 of each year. As at June 30, 2011, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 31.53 JEGI shares, representing a conversion price of $31.72 per share. Pursuant to the $90m convertible debentures, if JEGI fixes a record date for the making of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330m convertible debentures

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each three months, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of JEGI, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by JEGI, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by JEGI, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$252,497	$252,497	$—	$—	$—

Bank indebtedness	6,253	6,253	—	—	—

Long-term debt (contractual cash flow)	667,632	93,718	113,065	117,532	343,317

Interest payments	248,781	39,759	72,901	56,349	79,772

Property and equipment lease agreements	31,073	8,333	11,435	6,837	4,468
EPCOR billing, collections and supply commitments	2,588	2,588	—	—	—

Grain production contracts	5,116	3,849	1,267	—	—

Commodity supply purchase commitments	2,981,790	1,397,500	1,330,010	251,040	3,240

	$4,195,730	$1,804,497	$1,528,678	$431,758	$430,797

Other obligations

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California and Massachusetts. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at June 30, 2011, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with IAS 32, Financial instruments: Presentation, IAS 39, Financial instruments: Recognition and measurement and IFRS 7, Financial Instruments: Disclosure. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for predominantly in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) was determined using market information at the end of each quarter. Management believes Just Energy remains economically hedged operationally across all jurisdictions.

JEGI common shares

As at August 10, 2011, there were 137,813,064 common shares of JEGI outstanding.

Recently issued accounting standards

New accounting pronouncements adopted

The three months ended June 30, 2011 is Just Energy’s first reporting period under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

IFRS 9 Financial Instruments

As of April 1, 2015, Just Energy will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

As of April 1, 2013, IFRS 10, “Consolidated Financial Statements” will replace portions of IAS 27 “Consolidated and Separate Financial Statements” and interpretation SIC-12, “Consolidation — Special Purpose Entities”. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, “Joint Arrangements”, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, “Disclosure of interests in Other Entities”, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, “Fair Value Measurement.” The new standard will generally converge the IFRS and CGAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On April 1, 2013 Just Energy will be required to adopt IAS 27, “Separate Financial Statements.” As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28 Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, “Investments in Associates and Joint Ventures.”

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This standard will be applied by the Company when there is joint control, or significant influence over an investee.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter which is not expected to have a material impact on the financial condition of the Company.

Controls and procedures

At June 30, 2011, the Chief Executive Officer and Chief Financial Officer of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the interim period, there have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 20, 2011, management information circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is in the process of an ongoing diversification beyond its core business of five-year fixed-price residential gas and electricity contracts. Sales to this core customer group have faced difficult market conditions during the recent past, with stable low commodity prices limiting the attraction of a fixed-rate product both for new customers and renewals. As this situation became clear, Just Energy’s management took a number of steps intended to use new products and markets to provide growth that would not otherwise be available.

Foremost among these diversifications is the expansion of Just Energy’s commercial offerings through the acquisition of Hudson and the expansion of the Company’s in-house commercial sales capability. The result is continued strong gross and net new customer additions with the majority of these coming from the Commercial division. Going forward, the Company will continue to broaden its product offering with more flexible terms for both residential and commercial customers. The availability of shorter-term contracts and variable-price and/or fixed-price blended options added to existing JustGreen offerings will broaden the base of potential customers for Just Energy and ease renewals at contract end. A third diversification is the establishment of the Home Services division which rents and sells water heaters, furnaces and air conditioners.

The first quarter of fiscal 2012 showed the compound impact of past diversifications and solid customer growth combined with normal weather conditions. While commercial customers generate lower margins, the addition of large numbers of RCEs is a net benefit to the Company, both in terms of higher gross margin and lower per customer administrative costs. Overall, gross margin was up 17% (14% per share) versus the prior comparable quarter. Adjusted EBITDA, which management believes is the best measure of operating performance, was up 26% (23% per share). This reflects the business profit after maintenance capital and before selling and marketing costs to grow future embedded gross margin. Base EBITDA (after all selling and marketing costs) was up 37% (34% per share).

Higher gross margin was a result of margin growth in the energy marketing business driven by growth in the U.S. tied to commercial customer additions. The Home Services division also contributed to margin growth. EBITDA growth exceeded margin growth as administrative expenses were lower quarter over quarter due to the lower costs of servicing commercial customers with the majority of the growth in the past year from the Commercial division. Overall operating results were strong on every measure, particularly compared to the weather related weak performance from first quarter of fiscal 2011. Payout ratio on Adjusted EBITDA was 116% versus 142% in the prior comparable period. Management anticipates that the payout ratio for the fiscal year will be under 100% and will allow Just Energy to comfortably pay out interest, income tax and dividends.

Just Energy has published targets of 5% per share growth in gross margin and Adjusted EBITDA for fiscal 2012. The Company is well ahead of these targets after the first quarter. It should be noted that the first quarter is the least significant in terms of generating annual margin and EBITDA for Just Energy. As well, as noted above, the comparable first quarter of fiscal 2011 was adversely impacted by a record warm winter. Also, the decline in the U.S. dollar both during and subsequent to the quarter will likely have an adverse impact on fiscal 2012’s financial performance. In consideration of these factors, management believes that it is premature to change its published targets for the year.

The 227,000 customers added in the quarter was consistent with the additions seen in the fourth quarter of fiscal 2011 but down 13% from the level seen in the first quarter of that year. This disparity is due to a single 70,000 RCE commercial customer added in the prior comparative quarter. Management believes that the current levels of gross additions are sustainable for the future and that both gross and net additions should continue to exceed levels seen before the acquisition of Hudson. Commercial customers are currently approximately 42% of Just Energy’s base, and management expects this to increase to 50% over time. Commercial customers are typically subject to less weather volatility than residential customers. This may translate into more predictable results from the natural gas book. Also, commercial customers do not ordinarily move, reducing overall attrition, and making balancing of the supply book less complex.

New product offerings and further geographic expansion will also contribute to growth in the coming years. A major product will be the JustClean offering, which results in comparable margins per RCE to traditional residential customer contracts, can be offered in all states and provinces and is not dependent on energy deregulation. Product rollout across North America is underway.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. The Company continues to actively monitor possible acquisition opportunities within its current business segments.

Geographic expansion continues with potential new markets under review. Equally important will be an expansion of the very successful Hudson broker network. Broadening this commercial footprint to existing Just Energy markets will be a major contributor to growth in fiscal 2012. Recently developed telemarketing and internet sales as well as the Momentis network marketing unit are further diversifications of the Company’s sales platform, which should also contribute to growth.